Exhibit 99.2

Corporate Communications

CNH Industrial Publishes its EU Annual Report and Announces Future Financial Reporting Plans

Basildon, March 4, 2014

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today published its annual report for the fiscal year ended December 31, 2013, for European reporting purposes (the “2013 EU Annual Report”). This report, which is also being furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K, includes consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in euros.

Furthermore, CNH Industrial announced details regarding its financial reporting plans. CNH Industrial will begin to report financial results under accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. reporting and investor presentation purposes and will adopt the U.S. dollar as its reporting currency for all financial reporting purposes beginning with its fiscal quarter ending March 31, 2014. CNH Industrial will continue to report for Dutch corporate law and European listing purposes under IFRS. At the same time, in order to enhance its reporting following the merger between CNH Global and Fiat Industrial, beginning with the fiscal quarter ending March 31, 2014, CNH Industrial will realign its segment reporting and expand its reportable segments from three (Agricultural & Construction Equipment inclusive of its financial services activities, Trucks & Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain, and Financial Services).

“These changes represent another significant further step in the trajectory of CNH Industrial as a global leader in the capital goods space,” said Richard Tobin, Chief Executive Officer. “Our enhanced financial reporting will provide the transparency and comparability necessary to permit investors in all of the world’s leading capital markets to measure our progress alongside our global peers.”

CNH Industrial expects to file with the SEC in the first half of April, its annual report on Form 20-F for the fiscal year ended December 31, 2013. The 2013 Form 20-F will include consolidated financial statements for 2011, 2012 and 2013 prepared in accordance with U.S. GAAP and expressed in U.S. dollars. CNH Industrial will include in the 2013 Form 20-F bridging disclosures to assist investors in understanding the changes in the basis of presentation and in the reporting currency. These consolidated financial statements and the Operating and Financial Review and Prospects section of the 2013 Form 20-F will also reflect the adoption of realigned operating segments of CNH Industrial.

Beginning with its fiscal quarter ending March 31, 2014, CNH Industrial expects to report quarterly and annual financial results both under U.S. GAAP for the financial community and SEC reporting purposes and under IFRS for Dutch corporate law and European listing purposes. Financial statements under both sets of accounting principles will use U.S. dollars as the reporting currency.

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road Basildon, Essex, SS14 3AD

United Kingdom

Forward-Looking Statements

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of CNH Industrial N.V. (the “Company” and together with the Company’s subsidiaries, the “Group”) and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Group’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which the Group operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. The Company does not undertake an obligation to update or revise publicly any forward-looking statements.

The Group’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Group undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the Group and its businesses, including factors that potentially could materially affect the Group’s financial results, is included in the Group’s other filings with the SEC, the AFM and CONSOB.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Corporate Communications

Email: mediarelations@cnhind.com